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
--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION
 FORM 4                                                WASHINGTON, D.C. 20549
--------
                                                          STATEMENT OF
                                                CHANGES IN BENEFICIAL OWNERSHIP

/ / Check this box if no longer subject to Section 16.  Form 4 or Form 5 obligations may continue. SEE Instruction 1(b).

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
1. Name and Address of Reporting Person*     2. Issuer Name and Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                SoundView Technology Group, Inc.                to Issuer (Check all applicable)
                                                SNDV                                                Director             10% Owner
    Fleissner     Jennifer          M.                                                         ----                 ----
---------------------------------------------------------------------------------------------   X   Officer              Other
    (Last)        (First)        (Middle)    3. I.R.S. Identification   4. Statement for       ---- (give title     ---- (specify
                                                Number of Reporting        Month/Day/Year           below)               below)
                                                Person, if an entity                           Chief Financial
                                                (voluntary)                                    Officer
   1700 East Putnam Avenue                                                 09/03/2002          -----------------  ------------------
--------------------------------------------                            --------------------- 7. Individual or Joint/Group Filing
                  (Street)                                              5. If Amendment,          (Check Applicable Line)
                                                                           Date of Original   _X_Form filed by One Reporting Person
                                                                           (Month/Day/Year)   ___Form filed by More than One
  Old Greenwich    CT             06870-7000                                                     Reporting Person
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    (City)       (State)            (Zip)        TABLE I - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1. Title of   2. Trans-  2A. Deemed     3. Trans-     4. Securities Acquired (A)      5. Amount of      6. Owner-     7. Nature
   Security      action      Execution     action        or Disposed of (D)              Securities        ship          of In-
   (Instr. 3)    Date        Date,         Code          (Instr. 3, 4 and 5)             Beneficially      Form:         direct
                             if any        (Instr. 8)                                    Owned Follow-     Direct        Bene-
                 (Month/     (Month/                                                     ing Reported      (D) or        ficial
                 Day/        Day/          ------------------------------------------    Transaction(s)    Indirect      Owner-
                 Year)       Year)                                   (A) or              (Instr. 3         (I)           ship
                                           Code    V       Amount    (D)     Price        & 4)             (Instr. 4)    (Instr. 4)

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Common Stock    09/03/02                    F               5,629     D       1.339       54,371(1)        D
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
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FORM 4 (continued)

TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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




                    2.
                    Conver-                    5.
                    sion                       Number of
                    or                         Derivative    6.
                    Exer-             4.       Securities    Date
                    cise     3.       Trans-   Acquired (A)  Exercisable and
                    Price    Trans-   action   or Disposed   Expiration Date
1.                  of       action   Code     of(D)         (Month/Day/Year)
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-
Security            Secur-   Day/     ------   ------------  Exer-    tion
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date
------------------------------------------------------------------------------

Stock Options       $2.1429                                  (2)      4/12/09
------------------------------------------------------------------------------
Stock Options       $2.65                                    (3)      1/23/12
------------------------------------------------------------------------------

==============================================================================




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7. Title and Amount of Under-       8. Price   9. Number         10. Owner-     11. Nature
   lying Securities                    of         of Deriv-          ship           of In-
   (Instr. 3 and 4)                    Deriv-     ative              Form           direct
                                       ative      Securi-            of De-         Bene-
                                       Secur-     ties               rivative       ficial
                                       ity        Bene-              Secu-          Own-
                                       (Instr.    ficially           rity:          ership
                                       5)         Owned              Direct         (Instr. 4)
   --------------------------------               Following          (D) or
   Title                  Amount or               Reported           Indi-
                          Number of               Transaction(s)     rect (I)
                          Shares                  (Instr. 4)         (Instr. 4)
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Common Stock, par
value $.01 per share      19,250                                      D
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Common Stock, par
value $.01 per share      25,000                   44,250             D
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
Explanation of Responses:

(1) This number represents the total number of shares of Common Stock held by Ms. Fleissner, including restricted shares.

(2) 12,250 of these options are vested. The remaining 7,000 vest in equal installments on September 30, 2002, December 31, 2002, March 31, 2003 and June 30, 2003.

(3) These options vest in equal installments beginning on March 31, 2002 and every quarter thereafter for 15 quarters.

 /s/                                                            9/04/02
 ---------------------------------------------            ----------------------
      **Signature of Reporting Person                             Date


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the form is filed by more than one reporting person, SEE Instruction
     4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal
   Criminal Violations. SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, SEE Instruction 6 for procedure.